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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.    Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NEUROCHEM INC.

July 19, 2004

                                   By:  /s/ Lise Hebert
                                        ----------------------------------------
                                        Lise Hebert
                                        Vice President, Corporate Communications

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                                                  NEUROCHEM INC.
                                                  275 Armand-Frappier Blvd.
(NEUROCHEM "LOGO")                                Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

                  NEUROCHEM TO HOLD CONFERENCE CALL AND WEBCAST
          ON INTERIM ALZHEMED(TM) RESULTS UNVEILED AT 9TH INTERNATIONAL
            CONFERENCE ON ALZHEIMER'S DISEASE AND RELATED DISORDERS

MONTREAL, Canada, July 16, 2004 -- NEUROCHEM INC. (NASDAQ: NRMX; TSX: NRM) will hold a conference call on Monday, July 19, 2004, at 10:00 A.M., EDT, to discuss the latest interim clinical results of the Phase II open-label extension study on Alzhemed(TM), the Company's investigational product candidate for the treatment of Alzheimer's Disease. The conference call will be webcast simultaneously.

During the call, Francesco Bellini, Ph.D., Chairman and Chief Executive Officer of Neurochem, and Denis Garceau, Ph.D., Neurochem's Vice President, Drug Development, will summarize and comment on the new clinical results. Francine Gervais, Ph.D., Neurochem's Vice President, Research and Development, will also be available following the presentations for questions from callers.

Results will be presented on July 18th at the 9th International Conference on Alzheimer's Disease and Related Disorders organized by the Alzheimer's Association in Philadelphia, the largest gathering of Alzheimer's researchers in history attended by more than 4,500 scientists from around the world.

LIVE WEB CONFERENCE
To participate in the conference call and webcast, please dial 1 877-888-4210 approximately 10 minutes prior to the start of the call AND access Neurochem's website at www.neurochem.com. The dial-in number will allow participants to listen and ask questions, while the webcast will provide a visual presentation.

A replay of the web cast will be available on Neurochem's website at 12:00 P.M., EDT. This webcast will include the conference call and the visual presentation. For those wanting to access the audio portion only of the conference call, a replay will be available from 12:00 P.M. EDT. Interested parties can dial 1-866 816-8948 or 416 695-9675, access code: 8490#. The replay will be available for 72 hours.


ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dr. Lise Hebert
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM "LOGO"]                                 Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                       Tel: (450) 680-4500
Vice President, Corporate Communications                 Mobile: (514) 924-7394
                                                         lhebert@neurochem.com


            NEUROCHEM'S ON-GOING OPEN-LABEL PHASE II EXTENSION STUDY
           FOR ALZHEMED(TM) SHOWS CONTINUED POSITIVE INTERIM RESULTS
                IN ALZHEIMER'S DISEASE PATIENTS AFTER 20 MONTHS

           CONFERENCE CALL AND LIVE WEBCAST ON JULY 19, AT 10:00 A.M.

PHILADELPHIA, PA, JULY 18, 2004 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that interim results of an on-going open-label Phase II extension study of the effects of Alzhemed(TM) on cognitive function and global measure of performance in patients with mild(1)-to-moderate(2) Alzheimer's Disease (AD) were presented at the 9th International Conference on Alzheimer's Disease and Related Disorders (ICAD) in Philadelphia. The study showed that overall, approximately 70% of the mild AD patients had stabilized or improved cognitive function tests even after 20 months of enrollment in the Alzhemed(TM) open-label Phase II extension study.

Alzhemed(TM) is an investigational oral product candidate for mild-to-moderate AD that has been specifically designed to modify the course of the disease through its anti-amyloid activity. Phase III trials on the product candidate were launched in 70 clinical centers in North America last month.

Paul Aisen, M.D., Professor of Neurology and Medicine and Director, Memory Disorders Program at Georgetown University Medical Center in Washington, D.C., presented data from the on-going open-label Phase II extension study for Alzhemed(TM). The data are based on the evaluation of cognitive and global performance as measured by the ADAS-cog(3) and CDR-SB(4) tests, respectively.

COGNITIVE FUNCTION
The study followed 19 mild-to-moderate AD patients who received study medication for 20 months. The mild-to-moderate AD patients (n = 19)(5) showed an average ADAS-cog score of +6.2 points, as opposed to +11.9 points on average in comparable historical controls(6) with AD. A subset of mild AD patients (n = 10) responded best and showed a change from baseline in their average ADAS-cog score of +2.4 points. This result compares favorably with a score of +8.6 points on average in comparable historical controls.

Last April, the Company issued data on the first 18 patients who had completed 16 months. Neurochem is now reporting on all patients with mild-to-moderate AD who received study medication for 16 months. The mild-to-moderate AD patients
(n = 26) showed an average ADAS-cog score of +5.3 points, as opposed to +9.6 points on average in comparable historical controls with AD. A subset of mild AD patients (n = 15) responded well and showed a change from baseline in their average ADAS-cog score of +1.7 points. This result compares favorably with an average score of +7.6 points in comparable historical controls. Overall, nine out of the 15 mild AD patients were stabilized or improved at 16-months.

GLOBAL MEASURE OF PERFORMANCE
The average CDR-SB score in the mild-to-moderate AD patients after 20 months on study medication showed +2.7 points on average. These results compare favorably with the already reported(7) 12-month mean change in the CDR-SB score of +2.2 points change in comparable mild-to-moderate AD patients.

SAFETY AND TOLERABILITY
Alzhemed(TM) continues to be safe and well tolerated after up to 20 months of follow-up. Nausea and vomiting occurred primarily at the beginning of the treatment and decreased over time. By 16 months, no nausea and vomiting were reported. Overall, five patients withdrew prematurely from the beginning of the Phase II clinical trial over the 20-month period due to adverse events: three due to nausea and vomiting, one because of weakness and weight loss and another for increased agitation and delusion.

"These results in Alzheimer's patients are promising because typically, patients decline significantly over a prolonged period," said Dr. Aisen, who also is principal investigator in the United States for the Phase III study on Alzhemed(TM). "Alzhemed(TM) has the potential to modify the progression of AD because it acts directly on its core pathology. Because existing therapies can only treat disease symptoms, Alzhemed(TM) could become the new paradigm for AD treatment if it is approved by regulatory authorities."

"Given the very long treatment period with Alzhemed(TM) in our on-going open-label Phase II extension study, and even though the study was not designed to be statistically significant, we are encouraged by the persisting stabilization of the majority of mild AD patients receiving this product candidate. This interim data strengthens our belief that Alzhemed(TM) is a potential breakthrough to stop the cause of this devastating disease," said Francesco Bellini, Ph. D., Chairman and CEO of Neurochem.

Neurochem's Phase III clinical trial on Alzhemed(TM) in North America will run for a period of 18 months and be conducted in 50 U.S. and 20 Canadian clinical centers. The Company anticipates launching its Phase III trial in Europe early in 2005.

The 9th International Conference on Alzheimer's Disease and Related Disorders, sponsored by the Alzheimer's Association, is the largest gathering in history of Alzheimer's Disease researchers. More than 4,500 scientists from around the world are present at the conference.

LIVE WEB CONFERENCE
Neurochem will hold a conference call on Monday, July 19, 2004, at 10:00 A.M., EDT, to discuss the latest interim clinical results of the Phase II open-label extension study on Alzhemed(TM). The conference call will be webcast simultaneously.

During the call, Dr. Francesco Bellini, Chairman and Chief Executive Officer of Neurochem, and Dr. Denis Garceau, Neurochem's Vice President, Drug Development, will summarize and comment on the new clinical results. Francine Gervais, Ph.D., Neurochem's Vice President, Research and Development, will also be available following the presentations for questions from callers.

To participate in the conference call and webcast, please dial 1 877-888-4210 approximately 10 minutes prior to the start of the call AND access Neurochem's website at www.neurochem.com. The dial-in number will allow participants to listen and ask questions, while the webcast will provide a visual presentation.

A replay of the web cast will be available on Neurochem's website at 12:00 P.M., EDT. This webcast will include the conference call and the visual presentation. For those wanting to access the audio portion only of the conference call, a replay will be available from 12:00 P.M. EDT. Interested parties can dial 1-866 816-8948 or 416 695-9675, access code: 8490#. The replay will be available for 72 hours.

ABOUT ALZHEMED(TM)
Alzhemed(TM) is an orally administered, small organic molecule that has been specifically designed to modify the course of AD through its anti-amyloid activity. As part of a "disease modifying" novel class of product candidates, Alzhemed(TM) is expected to act at many levels: in binding to soluble amyloid beta (A(beta)) protein, to prevent and stop the formation and the deposition of amyloid fibrils in the brain, and to reduce the amyloid-induced toxicity on neuronal and brain inflammatory cells associated with amyloid build-up in AD.

ABOUT ALZHEIMER'S DISEASE
Alzheimer's Disease (AD) is a brain disorder in which nerve cells in the brain die, making it difficult for the brain's signals to be transmitted properly. A person with AD has problems with memory, judgment, thinking, and eventually with motor functions, making it difficult for the person to work or continue to take part in day-to-day life.

According to the National Institute on Aging's "Progress Report on Alzheimer's Disease, 2000," AD is the most common cause of dementia among people aged 65 and older. It presents a major health problem because of its enormous impact on individuals, families, the health care system, and society as a whole. Scientists estimate that up to four and a half million people in the United States alone currently suffer with the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age 65. It is also estimated that approximately 360,000 new cases (incidence) will occur each year in the United States and that this number will increase as the population ages.

In a 2000 report, the Biotechnology Industry Organization (BIO) estimated that AD is becoming the most widespread and costly age-related disorder in the United States; the total cost of the disease has been estimated at US$100 billion per year.

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our website at: www.neurochem.com.


(1) - Mini Mental State Exam (MMSE): 19-25

(2) - Mini Mental State Exam (MMSE): 13-18

(3) - Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70- point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD. The ADAS-cog scale quantifies the number of wrong answers. Consequently, a high score on the scale indicates a more severe case of cognitive decline. When analysing results, a negative score indicates the improvement of cognitive function and a positive score the deterioration of such function.

      The ADAS-cog has been validated by the regulatory authorities as the gold standard scale for the monitoring of cognitive function in AD patients. This scale is a compulsory parameter of efficacy when submitting for market approval of an AD drug to the authorities such as the Food and Drug Administration.

(4) - Clinical Dementia Rating - sum of boxes rating scale (CDR-SB), a measure of global performance.

(5) - n: number of patients per group.

(6) - Stern, R.G., et al. Am.J.Psychiatry 151:3, March 1994.

(7) - Aisen, P.S., et al. JAMA 289: 2819, June 4, 2003.


This news release contains forward-looking statements regarding the potential for Alzhemed(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Alzhemed(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials. Unexpected concerns may arise during clinical trials or in the course of developing Alzhemed(TM) which would delay the start of later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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